# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bluejay Diagnostics, Inc., CIK 0001704287
CUSIP: 095633608
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 360 Massachusetts Avenue, Suite 203, Action, Massachusetts (MA), 01720
Date of event which requires filing of this statement: 02/05/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001982476

## Reporting persons
- Braeden Lichti: type of reporting person: partnership (PN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 24,500; shared voting power 11,000; sole dispositive power 24,500; shared dispositive power 11,000; aggregate amount beneficially owned 35,500 (5.01% of the class)
  Comment: Braeden Lichti is, as of the date of this Schedule 13G, the Manager of Northstrive Fund II LP. Percentage ownership is calculated based on 35,500 shares of Bluejay Diagnostics, Inc. ("Issuer") beneficially owned by Mr. Lichti, out of 708,533 shares of the Issuer's issued and outstanding shares of common stock, par value $0.0001 per share ("Common Stock") on January 29, 2026, as reported on the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission ("Commission") on January 27, 2026.
- Northstrive Fund II LP: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,000; sole dispositive power 0; shared dispositive power 11,000; aggregate amount beneficially owned 11,000 (1.55% of the class)
  Comment: Braeden Lichti is, as of the date of this Schedule 13G, the Manager of Northstrive Fund II LP. Percentage ownership is calculated based on 11,000 shares beneficially owned by Northstrive Fund II LP, out of 708,533 shares of the Issuer's issued and outstanding shares of Common Stock on January 29, 2026, as reported on the Issuer's Current Report on Form 8-K filed with the Commission on January 27, 2026.

## Item 1. Issuer
Name of issuer: Bluejay Diagnostics, Inc.
Address of issuer's principal executive offices: 360 Massachusetts Avenue, Suite 203, Action, MA 01720

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Braeden Lichti ("Mr. Lichti"); and

(ii) Northstrive Fund II LP.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence:
120 Newport Center Drive, Suite 250
Newport Beach, CA 92660
Citizenship: Mr. Lichti is a citizen of Canada. Northstrive Fund II LP is a Delaware corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Rows 5-11 of the cover page for each Reporting Person and is incorporated herein by reference for each Reporting Person.
Percent of class:
Braeden Lichti: 5.01%
Northstrive Fund II LP: 1.55%
Sole power to vote or to direct the vote:
Northstrive Fund II LP: 0

Braeden Lichti: 24,500
Shared power to vote or to direct the vote:
Northstrive Fund II LP: 11,000

Braeden Lichti: 11,000
Sole power to dispose or to direct the disposition:
Northstrive Fund II LP: 0

Braeden Lichti: 24,500
Shared power to dispose or to direct the disposition:
Northstrive Fund II LP: 11,000

Braeden Lichti: 11,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Braeden Lichti: /s/ Braeden Lichti, Braeden Lichti (02/05/2026)
- Northstrive Fund II LP: /s/ Braeden Lichti, Braeden Lichti, Manager (02/05/2026)